UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2015

Commission File Number: 001-35658

GRUPO FINANCIERO SANTANDER MÉXICO, S.A.B. de C.V.

(Exact Name of Registrant as Specified in Its Charter)

SANTANDER MEXICO FINANCIAL GROUP, S.A.B. de C.V.

(Translation of Registrant’s Name into English)

Avenida Prolongación Paseo de la Reforma 500

Colonia Lomas de Santa Fe

Delegación Álvaro Obregón

01219 México, D.F.

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GRUPO FINANCIERO SANTANDER MÉXICO, S.A.B. de C.V.

TABLE OF CONTENTS

ITEM

1.	Invitation to the Series “B” Special Shareholders’ Meeting of Grupo Financiero Santander México, S.A.B. de C.V. to be held on November 25, 2015.
2.	Invitation to the General Ordinary and Extraordinary Shareholders’ Meeting of Grupo Financiero Santander México, S.A.B. de C.V. to be held on November 25, 2015.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO FINANCIERO SANTANDER MÉXICO, S.A.B. de C.V.
By:	/s/ Gerardo Manuel Freire Alvarado
	Name:	Gerardo Manuel Freire Alvarado
	Title:	Executive Director of Investor Relations

Date: November 4, 2015

Item 1

GRUPO FINANCIERO SANTANDER MEXICO, S.A. B. DE C.V.

CALL

By resolution of the Company’s Board of Directors, the shareholders of Series “B” shares of Grupo Financiero Santander México, S.A. B de C.V., are called to the Series "B" Special Shareholders’ Meeting, to be held at 9:15 A.M. on November 25, 2015, at the Company’s offices, located at Prolongación Paseo de la Reforma No. 500, Col. Lomas de Santa Fe, Delegación Álvaro Obregón, C.P. 01219, in Mexico City, Federal District, to discuss the following matters:

AGENDA

I.-	Appointment and, as the case may be, ratification of the members of the Company’s Board of Directors, representing Series “B” shares, representing the Company’s capital stock.

II.-	Appointment of special delegates to formalize and comply with the resolutions adopted by the Meeting.

In order to attend the Meeting, the shareholders must exhibit the appropriate admission card, to be issued at the offices of the Company’s Secretary, located at Prolongación Paseo de la Reforma 500, piso 2, módulo 207, Col. Lomas de Santa Fe, Delegación Álvaro Obregón, in this city. The shareholders are informed that the admission cards to attend such Meeting will be delivered against the submission of the evidence issued by S.D. Indeval Institución para el Depósito de Valores, S.A. de C.V., to be supplemented with the list of holders of such securities prepared to that effect, together with a certified copy of the Federal Taxpayer Registry, or in the case of foreigners, a certified copy of the tax identification card (or the relevant supplementary document) of each of the holders of such shares, under the terms and in compliance with the provisions set forth in the Federal Fiscal Code. The Share Register shall be deemed closed three business days prior to the date fixed for the Meeting.

Shareholders may be represented at the Meeting through an attorney-in-fact designated through a power of attorney granted in the forms prepared by the Company, under the terms of Article 31 of the Financial Groups Law and section III of Article 49, of the Securities Market Law. Such forms shall be available to shareholders for delivery to their representatives, as of this date, at the above mentioned domicile of the Secretary of the Board of Directors.

Mexico City, Federal District, November 3, 2015.

_________________________________

Alfredo Acevedo Rivas

Secretary of the Board of Directors

Item 2

GRUPO FINANCIERO SANTANDER MEXICO, S.A. B. DE C.V.

CALL

By resolution of the Board of Directors the holders of Series “F” and “B” shares of Grupo Financiero Santander México, S.A. B. de C.V., under the terms of Article 181 and 186 of the General Corporation and Partnership Law and of the Corporate Bylaws, are called to the General Ordinary and Extraordinary Shareholders’ Meeting, to be held at 9:30 A.M. on November 25, 2015, at the Company’s offices, located at Prolongación Paseo de la Reforma 500, Colonia Lomas de Santa Fe, Delegación Álvaro Obregón, C.P. 01219, México, Federal District, to discuss the following matters:

AGENDA

I.	Resignation, appointment and, as the case may be, ratification of the Regular and Alternate members of the Board of Directors, corresponding to Series “F” and “B” shares representing the capital stock. Determination of compensation thereto.

II.	Proposal and, if applicable, approval for the payment of a cash dividend to shareholders of the Company.

III.	Proposal and, if applicable, approval to amend the Company´s Bylaws, in order to incorporate the measures to prevent conflicts of interest, established by the General Rules for Financial Groups published in the Official Gazette of the Federation on December 31, 2014.

IV.	Appointment of special delegates to formalize and comply with the resolutions adopted by the Meeting.

In order to attend the Meeting, the shareholders shall produce the appropriate admission card, to be issued at the offices of the Company’s Secretary, located at Prolongación Paseo de la Reforma 500, piso 2, módulo 207, Col. Lomas de Santa Fe, Delegación Álvaro Obregón, in this city. Likewise, the shareholders are informed that the forms to attend and to exercise their voting rights at such Meeting will be delivered against the submission of the evidence issued by S.D. Indeval Institución para el Depósito de Valores, S.A. de C.V., supplemented with the list of holders of such securities, prepared to that effect, together with a certified copy of the Federal Taxpayer Registry of each of the holders of such shares (for the case of foreign shareholders, copy of the tax identification card or of the relevant supplementary document), under the terms and in compliance with the provisions set forth in the Federal Fiscal Code. The Share Register shall be deemed closed three business days prior to the date fixed for the Meeting.

The shareholders may be represented at the Meeting through an attorney-in-fact designated through a power of attorney granted in the forms prepared by the Company, under the terms of Article 31 of the Financial Groups Law and section III, Article 49 of the Securities Market Law, such forms shall be available to shareholders for delivery to their representatives, as of this date, at the above mentioned domicile of the Secretary of the Board of Directors.

Mexico City, Federal District, November 3, 2015.

_________________________________

Alfredo Acevedo Rivas

Secretary of the Board of Directors